O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4416

December 28, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Babette Cooper

Dear Sirs:

RE:	CIGNUS VENTURES INC. (the “Company”)
	-	SEC File Number 333-129965
	-	Registration Statement on Form SB-2 Originally Filed On November 25, 2005
	-	Amendment No. 1 to Form SB-2

We write on behalf of Cignus Ventures Inc. in response to your comment letter dated December 19, 2005 regarding the above-referenced Form SB-2 Registration Statement filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

FINANCIAL STATEMENTS, PAGE F-3

1.

SINCE THE COMPANY IS IN THE EXPLORATION STAGE AND HAS NOT DETERMINED THE EXISTENCE OF A COMMERCIALLY MINABLE DEPOSIT, AS CONTEMPLATED BY INDUSTRY GUIDE 7, IT DOES NOT APPEAR APPROPRIATE TO CAPITALIZE THE $5,000 FOR MINERAL CLAIMS. PLEASE REVISE ACCORDINGLY.

In response to this comment, the Company has revised its audited financial statements to expense the $5,000 cost for its minerals claim acquisition and has made the corresponding changes to the consolidated balance sheet, consolidated statements of cash flows, consolidated statement of operations and the consolidated statement of stockholders’ equity. The Company has also revised Note 2 “Mineral Property Acquisition Payments and Exploration Costs” to the audited financial statements accordingly.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Babette Cooper

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/clk

Enclosures

cc:	Cignus Ventures Inc. Attn: Mr. David K. Ryan